Exhibit 99.1

Hoegh LNG Partners LP Agrees to Acquire Remaining 49% Interest in the FSRU Höegh Grace

HAMILTON, Bermuda, November 16, 2017 — Höegh LNG Partners LP (NYSE: HMLP) (“HMLP” or the “Partnership”) today announced that it has agreed to acquire (the “Acquisition”) from a subsidiary of Höegh LNG Holdings Ltd. (“Höegh LNG”) the remaining 49% ownership interest in Höegh LNG Colombia Holding Ltd. (“Grace Holding”), the sole owner of Höegh LNG FSRU IV Ltd. (“Höegh FSRU IV”) and Höegh LNG Colombia S.A.S. (“Höegh Colombia SAS”), the entities that own and operate the floating storage and regasification unit (“FSRU”) Höegh Grace, that it does not already own. The purchase price for the Acquisition will be $85.9 million (the “Purchase Price”). HMLP intends to settle the Purchase Price with a combination of cash on hand and a drawing under its existing revolving credit facility. The Purchase Price will be subject to certain post-closing adjustments for net working capital.

The Acquisition is expected to be completed by the beginning of January 2018 and is subject to customary closing conditions.

The Partnership purchased its initial 51% interest in Grace Holding in January 2017.

The Board of Directors of the Partnership (the “Board”) and the Conflicts Committee have approved the acquisition and the purchase price. The Conflicts Committee retained an outside financial advisor and outside legal advisor to assist with its evaluation of the acquisition and the purchase price.

Management anticipates recommending to the Board a distribution increase with respect to the quarter ending March 31, 2018 to reflect the Acquisition. Any such increase would be conditioned upon, among other things, approval by the Board, the timely closing of the Acquisition and the absence of any material adverse developments or potentially attractive opportunities that would make such an increase inadvisable.

Forward-Looking Statements

This press release contains certain forward-looking statements concerning future events and the Partnership’s operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership’s control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	the timing of the Acquisition and the satisfaction of the conditions to closing thereof;
•	the Partnership’s ability to increase distributions to unitholders and the amount of any such increase;
•	FSRU and LNG market trends, including hire rates and factors affecting supply and demand;
•	the Partnership’s ability to implement its growth strategies on a timely basis or at all and other plans and objectives for future operations;
•	the Partnership’s future revenues, expenses, financial condition and results of operations;
•	the Partnership’s ability to make additional borrowings and to access debt and equity markets;
•	charter commencement and termination dates and extensions of charters; and
•	other factors listed from time to time in the reports and other documents the Partnership files with the United States Securities and Exchange Commission.

New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

About Höegh LNG Partners LP

Höegh LNG Partners LP is a growth-oriented limited partnership formed by Höegh LNG Holdings Ltd. (Oslo Børs ticker: HLNG), a leading floating LNG service provider. HMLP’s strategy is to own, operate and acquire FSRUs and associated LNG infrastructure assets under long-term charters.

Contact

Richard Tyrrell

Chief Executive Officer and Chief Financial Officer

+44 7919 058830

www.hoeghlngpartners.com